DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
DESCRIPTION OF CAPITAL STOCK
The following description of the Company’s capital stock is not complete and may not contain all the information you should consider before investing in the Company’s capital stock. This description is summarized from, and qualified in its entirety by reference to, the provisions of applicable law and to our Amended and Restated Certificate of Incorporation (the “Charter”) and our Second Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part. We encourage you to read our Charter, our Bylaws and the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”) for additional information.
Authorized Capitalization
The Charter provides that the Company is authorized to issue 800,000,000 shares of capital stock, divided into two classes consisting of (a) 750,000,000 shares of Common Stock and (b) 50,000,000 shares of Preferred Stock, 6,000,000 of which are currently designated as Series A Preferred Stock, par value of $0.01 per share (the “Series A Preferred Stock”).
Common Stock
Voting Rights
    Each holder of Common Stock, as such, is entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Common Stock, as such, have no voting power with respect to, and are not entitled to vote on, any amendment to the Charter (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter (including any Certificate of Designation relating to any series of Preferred Stock) or pursuant to the Delaware General Corporation Law (the “DGCL”). Except as otherwise provided in the Charter or required by applicable law, the holders of Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock (such as the Series A Preferred Stock) are entitled to vote together with the holders of Common Stock, as a single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of the stockholders generally.
Exchange Rights
    Subject to certain limitations, each common unit (“OpCo Unit”) of Kodiak Gas Services, LLC (“Kodiak Services”) held by an electing unitholder (“Electing Unitholder”) is redeemable for either, at Kodiak Services’ election, (i) one share of Common Stock (together with the cancellation of one share of Series A Preferred Stock), subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (ii) an equivalent amount of cash, pursuant to the terms of the Sixth Amended and Restated Limited Liability Company Agreement of Kodiak Services (the “OpCo LLC Agreement”).
Dividends and Liquidation
    Subject to the rights and preferences of any Preferred Stock that the Company may issue in the future (including, with respect to distributions in liquidation, the Series A Preferred Stock), the holders of Common Stock are entitled to receive:
•dividends as may be declared by the board of directors of the Company (the “Board”); and
•all of the Company’s assets available for distribution to stockholders in liquidation, pro rata, based on the number of shares held.
No redemption or sinking fund provisions is applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.
Preferred Stock
Authorized and unissued shares of Preferred Stock may be issued from time to time in one or more additional series as the Board, by resolution or resolutions, may from time to time determine, each of said series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series of Preferred Stock may differ from those of any and all other series of Preferred Stock (including the Series A Preferred Stock) at any time outstanding, and, subject to certain exceptions set forth in the Charter, and applicable law, the Board may fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, of each series of Preferred Stock.
Series A Preferred Stock
Dividends
Except with respect to dividends in connection with the adoption of a “poison pill” or similar shareholders rights plan, the holders of Series A Preferred Stock will not be entitled to receive any dividends (including cash, stock or property) in respect of their Series A Preferred Stock. However, in the event of a dividend to holders of shares of Common Stock in the form of shares of Common Stock or rights to acquire shares of Common Stock, the holders of Series A Preferred Stock will be entitled to simultaneously receive a dividend of Series A Preferred Stock or rights to acquire Series A Preferred Stock, in each case in the same proportion and manner.
Liquidation Preference

Any shares of Series A Preferred Stock offered hereby will be fully paid and nonassessable. In addition, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, each holder of Series A Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to the Company’s stockholders, before any distribution of assets is made on shares of Common Stock, an amount equal to $0.01 per share of Series A Preferred Stock. Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of the Company’s property or assets, nor the merger or consolidation of the Company with or into any corporation or other entity or the merger or consolidation of any corporation or other entity with or into the Company will be deemed to be a voluntary or involuntary liquidation, dissolution of winding-up of the Company.
Voting Rights
Each holder of Series A Preferred Stock will be entitled to one vote for each share of Series A Preferred Stock on all matters submitted to a vote of the holders of Common Stock, as adjusted to account for any subdivision or combination of shares of Common Stock. Except as otherwise provided in the Charter or required by applicable law, the holders of the Series A Preferred Stock will vote together as a single class with the holders of Common Stock on all matters submitted to a vote of the Company’s stockholders generally.
Merger or Consolidation
In the event of a merger or consolidation of the Company with or into another entity (whether or not the Company is the surviving entity) or any other transaction in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash and/or any other property, the holders of Series A Preferred Stock will not be entitled to receive any economic consideration in respect of the Series A Preferred Stock.
Transfer Restrictions
To the extent that any OpCo Units of Kodiak Services are transferred to the Company or Kodiak Services pursuant to a redemption in accordance with the OpCo LLC Agreement, then simultaneous with that transfer, an equal number of shares of Series A Preferred Stock registered in the name of the transferor will automatically and without further action on the part of the Company or that transferor be transferred to the Company and will no longer be outstanding. Subject to the foregoing and certain exceptions, the transfer of any OpCo Units pursuant to the terms of the OpCo LLC Agreement will result in the automatic transfer of an equal number of shares of Series A Preferred Stock from the same transferor to the same transferee.
Anti-Takeover Provisions
Notwithstanding the opt out from Section 203 of the DGCL, some provisions of the Charter and the Bylaws could make certain change of control transactions more difficult, including acquisitions of the Company by means of a tender offer, a proxy contest or otherwise. These provisions may also have the effect of preventing changes in the Board. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the Company’s best interests, including transactions that might result in a premium over the market price for our Common Stock. Therefore, these provisions could adversely affect the price of our Common Stock.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. The Company believes that the benefits of increased protection and the Company’s potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure the Company arising from such provisions outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Opt Out of Section 203 of the DGCL
In the Charter, the Company elected not to be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions, if applicable, would prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder, unless:
•the transaction that resulted in the stockholder becoming an interested stockholder, or the business combination, is approved by the board of directors before the time the interested stockholder attained that status;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•on or after the date the interested stockholder attained that status, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
Our Charter and Bylaws
Among other things, our Charter and Bylaws:
•establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or business to be brought before meetings of the Company’s stockholders. These procedures provide that notice of stockholder proposals must be timely delivered to the Company’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely in connection with an annual meeting, notice must be delivered to the Company’s corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of the Company’s proxy statement released to the stockholders for the preceding year’s annual meeting. The Bylaws specify the requirements as to form and content of such stockholders’ notices. These requirements may deter stockholders from bringing matters before the stockholders at an annual or special meeting;
•authorize the Board to issue undesignated Preferred Stock. This ability makes it possible for the Board to issue, without stockholder approval, Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company;
•provide that, subject to the rights of any holders of Preferred Stock the authorized number of directors may be changed only by resolution of the Board;
•provide that, if EQT AB (publ), a Swedish public limited liability company, and its affiliates, subsidiaries, successors and assigns (“EQT”), beneficially owns, in the aggregate, less than 35% of the voting power of the stock of the Company entitled to vote generally in the election of directors, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, subject to the rights of the holders of any series of Preferred Stock with respect to such series;
•provide that, subject to the Stockholders’ Agreement, all vacancies, including newly created directorships, shall, except as otherwise required with regards to rights granted to holders of Preferred Stock, except as otherwise required by law or, if applicable, the rights of holders of a series of Preferred Stock, be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, a sole remaining director, or the stockholders and that, at any time when EQT beneficially owns, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, all vacancies, including newly created directorships, occurring in the Board shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders);
•provide that, except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders may be called only by or at the direction of the Board or the Chairman of the Board; provided, however, that at any time when EQT beneficially owns, in the aggregate, at least 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings may also be called by or at the direction of the Board or the Chairman of the Board at the request of EQT;
•provide that, the Board shall be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors which may be elected by holders of Preferred Stock, if any and that, at any time when EQT beneficially owns, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may be removed only for cause and only by the affirmative vote of the holders of at least two thirds in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. This system of electing and remaining directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company because it generally makes it more difficult for stockholders to replace a majority of the directors;

•provide that, the Company generally renounces any interest or expectancy in any business opportunity (existing and future) that might be a corporate opportunity, including one that involves any aspect of the energy business or industry and that may be from time to time presented to EQT or certain other persons, and that such persons have no obligation to offer the Company those investments or opportunities;
•provide that, if EQT beneficially owns, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, the Bylaws may be amended by stockholders, and certain provisions of the Charter may be amended, only with the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon.
Forum Selection
The Charter provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:
•any derivative action or proceeding brought on the Company’s behalf;
•any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers, or employees to the Company or the Company’s stockholders;
•any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, the Charter or the Bylaws; or
•any action asserting a claim governed by the internal affairs doctrine.
The Charter further provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
The Charter also provides that, to the fullest extent permitted by law, any person purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of, and to have consented to, these forum selection provisions. Although the Company believes these provisions benefit the Company by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against the Company’s directors, officers, and employees. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Charter is inapplicable or unenforceable.
Stockholders’ Agreement

    The Stockholders’ Agreement, dated as of July 3, 2023, by and among the Company, Kodiak Holdings and the other parties thereto (the “Stockholders’ Agreement”), provides that, subject to compliance with applicable law and stock exchange rules, for so long as Kodiak Holdings and its affiliates beneficially own at least 35% of the Company’s Common Stock then outstanding, it shall be entitled to designate two directors to the Board; and for so long as Kodiak Holdings and its affiliates beneficially own at least 10% of the Company’s Common Stock then outstanding, it shall be entitled to designate at least one director. So long as Kodiak Holdings has the right to designate directors to the Board, it will also have the right to appoint the same number of the Board observers, who will be entitled to attend all meetings of the Board in a non-voting, observer capacity.
For so long as Kodiak Holdings beneficially owns at least 35% of outstanding Common Stock, the Company and its subsidiaries may not, without the approval of Kodiak Holdings, take any of the following actions:
•change the size of the Board;
•amend, restate, modify or waive the Charter or Bylaws;
•enter into voluntary liquidation or dissolution, commence bankruptcy or insolvency proceedings, adopt a plan with respect to any of the foregoing or decide not to oppose any similar proceeding commenced by a third party;
•consummate a transaction that would result in a change of control of the Company or a sale of all or substantially all of the Company’s assets;
•incur debt for borrowed money (or liens securing such debt) in excess of $50 million, including incremental incurrences under existing debt facilities;
•authorize, create (by way of reclassification, merger, consolidation or otherwise) or issue in excess of $25 million of any equity securities of any kind (other than pursuant to any equity compensation plan approved by the compensation committee or intra-company issuances among the Company and its subsidiaries), including any designation of the rights (including special voting rights) of one or more classes of Preferred Stock;
•modify the Company’s dividend policy; and
•sell, transfer or otherwise dispose of the Company’s assets not in the ordinary course of business in a transaction or series of transactions with a fair market value in excess of $100 million.
Limitation of Liability and Indemnification of Officers and Directors
As permitted by Section 145 of the DGCL, the Bylaws provide that:
•the Company shall indemnify the Company’s directors and executive officers to the fullest extent permitted by the DGCL, subject to limited exceptions, and that the Company may indemnify other officers, employees or other agents;

•the Company shall advance expenses to the Company’s directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and
•the rights provided in the Bylaws are not exclusive.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of the Company’s directors and officers will be further limited to the fullest extent permitted by the DGCL.
Transfer Agent and Registrar
The transfer agent and registrar for the shares of our capital stock is Computershare.
Listing
The shares of our Common Stock trade on the NYSE under the symbol “KGS.”